CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2007 and the unaudited interim consolidated financial statements for the three months ended March 31, 2008.

This MD&A is prepared as of May 26, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources' and ‘indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2	Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of the parent company of a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region, PRC. The Xietongmen property consists of four exploration licenses, totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA") for the project based on the Xietongmen deposit. The feasibility study was completed in mid 2007, and all reports required for application for a mining license are complete.

The Newtongmen deposit was discovered in 2006. The Newtongmen deposit is located approximately three kilometers northwest of the Xietongmen deposit. Follow up drilling in 2007 successfully expanded the area of the deposit and demonstrated that there is strong continuity to the mineralization in the Newtongmen deposit.

In the first quarter of 2008, work has focused on detailed engineering, completion of the international-standard environmental and socio-economic impact assessment report, and application for a mining license for the Xietongmen deposit.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
2

1.2.1	Property Agreements

Property Acquisition

In February 2004, Continental announced that it had reached an interim agreement (the "Property Option Agreement") with Great China Mining Inc. ("GCMI"), pursuant to which the Company had acquired the right to earn up to a 60% interest in the Xietongmen copper-gold property. In 2004, the Company signed a formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, the Company obtained options to acquire from GCMI up to 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), the WFOE that holds the Xietongmen property. During 2005 and 2006, the Company earned this 60% interest by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of GCMI with the Company. Concurrent with the completion of the merger, the Company also acquired three other properties totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company). Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which in turn holds all the exploration licenses comprising the Xietongmen property.

Framework Agreement for Financing and Mine Services

In March 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18.0 million. Each Unit consisted of one common share in the capital of Continental and 0.8 common share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at $2.25 per share for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for a substantial portion of the required capital financing for the development of a mine and related facilities in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Project in the form of debt and/or equity; and providing other support to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also concluded a concentrate off-take arrangement with respect to the Xietongmen deposit concentrate.

1.2.3	Property Activities

The Xietongmen property hosts copper and gold mineralization within a four kilometer long alteration zone. The alteration zone hosts the post-feasibility stage Xietongmen deposit, the early stage Newtongmen deposit and several other defined targets. There is also additional exploration potential on the property.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
3

Xietongmen Deposit

Work plans include completion of the international socioeconomic and environmental impact assessment, additional geotechnical drilling for infrastructure design, basic engineering and optimization of the feasibility study. In addition, ongoing work will be undertaken on the application for a mining license and final permitting. In parallel, community engagement activities will continue at site.

Environmental and Socio-economic Studies

Two years of environmental and socio-economic baseline data has been collected and an environmental evaluation assessment, compliant with PRC laws, received approval by the PRC State Environmental Protection Administration in December 2007.

In December 2007, the Community Relations team conducted detailed presentations and workshops in the local communities on the preliminary findings from the social and environmental impact assessment and related proposed mitigation strategies. These presentations and workshops were in compliance with international standards for community consultation. Feedback from the workshops is being incorporated into the project impact assessment and associated mitigation plans.

The land reclamation plan was submitted during the quarter and was then reviewed by a government appointed panel. This is the final environmental report required in order to apply for project Mining License authorization and it has now been approved.

A social and environmental impact assessment report that conforms to International Finance Guidelines is currently under review and is expected to be finalized in the third quarter of 2008.

Newtongmen Deposit

The Newtongmen deposit was discovered by drilling in 2006. In 2007, 15,000 meters of drilling was carried out at Newtongmen. Thirty-six holes were drilled over a 100-meter by 100-meter grid. Logging and assaying have shown that there is a strong vertical and horizontal continuity to the copper-gold mineralization. The deposit remains open to further expansion in all directions. Preliminary metallurgical test work is planned in 2008.

1.3	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. The average price in 2007 was approximately US$3.22/lb. Prices have continued to be strong in 2008, averaging US$3.63/lb to late May.

Overall, gold prices have been increasing for more than three years. Although there was some volatility in 2006 and early 2007, the average price increased to US$697/oz in 2007. Prices have continued to be strong in 2008, averaging US$915/oz to late May.

Forecasts indicate ongoing strength in both copper and gold prices for at least two years.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
4

1.4	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

All figures are expressed in Canadian dollars except number of common shares outstanding.

	As at December 31
Balance Sheet	2007	2006	2005
Current assets	$33,920,850	$2,830,533	$4,418,820
Other assets	117,835,590	113,270,637	2,035,767
Total assets	151,756,440	116,101,170	6,454,587

Current liabilities	3,248,870	16,694,166	500,346
Non-controlling interest	–	–	944,880
Other long-term liabilities	26,501,300	28,683,950	–
Shareholders' equity	122,006,270	70,723,054	5,009,361
Total shareholders' equity & liabilities	151,756,440	116,101,170	6,454,587

Working capital (deficit)	$30,671,980	$(13,863,633)	$3,918,474

	For the years ended December 31

Results of Operations	2007	2006	2005
Amortization expense	$6,272	$–	$–
Conference and travel	1,511,724	843,510	$277,471
Exploration (excluding stock-based compensation)	16,170,355	19,226,242	6,113,320
Foreign exchange	(1,988,158)	263,329	153,176
Insurance	164,075	131,880	99,614
Interest expenses	309,045	916,021	–
Interest income	(858,891)	(56,668)	(142,887)
Legal, accounting and audit	533,765	860,049	294,393
Loss on extinguishment of promissory note	475,000	–	–
Office and administration (excluding stock-based
compensation )	2,080,201	2,387,458	730,431
Shareholder communications	387,122	353,977	197,350
Stock-based compensation	2,541,488	2,610,538	815,321
Trust and filing	103,457	124,617	42,598
	21,435,455	27,660,953	8,580,787
Loss shared by non-controlling interest	–	(944,880)	–
Loss for the year	$21,435,455	$26,716,073	$8,580,787

Basic and diluted loss per share	$(0.18)	$(0.51)	$(0.22)

Weighted average number of common shares outstanding	116,675,784	52,849,728	39,516,486

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
5

1.5	Results of Operations

The net loss for the three months ended March 31, 2008 increased to $4,967,162 compared to a net loss of $4,638,812 in 2007 for the same period. The increase was primarily due to increased foreign exchange loss related to the future income tax liability denominated in Chinese renminbi, offset by decreased exploration activities. The total net loss was primarily comprised of exploration expenditure of $1,608,402 (2007 – $2,440,497), and administrative expenses of $3,359,640 (2007 – $2,198,315).

The exploration expenditures of $1,608,402 (2007 – $2,440,497) included costs for exploration of $1,596,280 (2007 – $2,422,657) and stock-based compensation of $12,122 (2007 – $17,840). The main exploration expenditures during the year were $376,722 for engineering (2007 – $1,018,287), $271,474 for environmental (2007 – $21,140), $88,009 for geological (2007 – $124,313), $287,173 for site activities (2007 – $335,338), $282,637 for socioeconomic (2007 – $462,561), and $133,794 for transportation (2007 – $100,158).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $660,807 compared to $638,033 in 2007. Trust and filing fees decreased to $29,954, compared to $42,102 in 2007. Legal, accounting and audit expenses increased to $167,290 in 2008, compared to $65,817 in 2007 due to increased audit fees in 2008. Included in the total administrative costs was stock-based compensation expense of $327,169, compared to $465,133 in 2007. The decrease in stock-based compensation expense in 2008 is primarily due to the options granted in the first quarter of 2007 versus none having been granted in the same quarter of 2008.

Interest income increased to $342,076 in 2008, compared to $93,204 in 2007. This was due to higher cash on hand as a result of cash proceeds derived from private placements in the first quarter of 2007 and proceed from the exercise of 8 million warrants in the fourth quarter of 2007.

The foreign exchange loss recorded in 2008 was related to the Chinese currency denominated future income tax liabilities. The Canadian dollar has declined against the Chinese renminbi (colloquially, the "yuan") since the beginning of 2008. The exchange rate for the Canadian dollar against the Chinese yuan has decreased from 1 Canadian dollar to 7.39 Chinese yuan on December 31, 2007 to 6.82 Chinese yuan on March 31, 2008.

The Company's mineral property interests are located in the PRC, and at March 31, 2008, these had an associated taxable temporary difference for future income tax purposes of approximately RMB 190 million (2007 – RMB 184 million). Consequently, a foreign exchange loss of $2,190,000 (2007 –$41,000) was recorded during the period to reflect the effect of RMB exchange rate changes related to this non-cash future income tax liability.

Interest expense was $nil for 2008, compared to $359,011 for 2007. The convertible promissory note, which was issued in 2006, was redeemed during the first quarter of 2007 and consequently no interest expense was incurred in the three months ended March 31, 2008.

Stock-based compensation of $327,169 was charged to operations during the first quarter of 2008, compared to $465,133 in 2007.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
6

1.6	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except number of shares and per share amount.. Small differences result from rounding.

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
C$ 000's	2008	2007	2007	2007	2007	2006	2006	2006

Current assets	$30,338	$33,920	$20,222	$26,710	$32,218	$2,830	$4,735	$1,746
Other assets	118,954	117,836	118,473	116,374	115,120	113,271	2,451	2,401
Total assets	149,292	151,756	138,695	143,084	147,338	116,101	7,186	4,147

Current liabilities	2,015	3,249	2,057	1,803	1,778	16,694	12,819	2,558
Other long-term liabilities	29,022	26,501	26,959	27,237	29,114	28,684	–	–
Shareholders' equity	118,255	122,006	109,679	114,044	116,446	70,723	(5,633)	1,589
Total shareholders' equity and
liabilities	149,292	151,756	138,695	143,084	147,338	116,101	7,186	4,147

Working capital (deficit)	28,323	30,671	18,165	24,907	30,440	(13,863)	(8,084)	(812)

Expenses:
Conference and travel	188	481	451	424	156	194	303	197
Exploration	1,596	5,628	4,283	3,837	2,423	4,799	6,985	5,246
Foreign exchange loss (gain)	2,203	(97)	(209)	(1,760)	78	286	(50)	33
Insurance	40	37	38	45	45	41	38	26
Interest expense	–	45	–	4	260	705	211	–
Interest income	(342)	(191)	(258)	(317)	(93)	(19)	(14)	(7)
Legal, accounting and audit	167	115	156	198	66	249	228	228
Loss on extinguishment of
promissory note	–	–	–	–	475	–	–	–
Office and administration	703	(341)	1,018	766	638	1,208	347	450
Shareholder communications	55	163	88	72	66	69	79	107
Stock-based compensation	327	409	710	939	483	1,064	751	534
Trust and filing	30	10	35	17	42	75	19	17
Loss before taxes	$4,967	$6,259	$6,312	$4,225	$4,639	$8,671	$8,897	$6,831
Business income taxes	–	–	–	–	–	(500)	500	–
Loss for the period	$4,967	$6,259	$6,312	$4,225	$4,639	$8,171	$9,397	$6,831

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.05)	$(0.04)	$(0.05)	$(0.14)	$(0.18)	$(0.13)

Weighted average number of
common shares outstanding (in
thousands)	129,053	123,689	120,802	120,790	101,129	59,808	53,028	51,081

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
7

1.7	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of $28.3 million as at March 31, 2008, compared to working capital of $30.7 million as at December 31, 2007. The decrease in working capital is due to the exploration and development and administrative expenditure incurred in the first quarter of 2008. The Company is in the process of seeking new financing to fund the mine-site construction upon obtaining the mining permit. However, future fund raising may not be successful or the Company may not be able to raise sufficient funds to complete the mine-site construction project.

1.8	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity. Pursuant to the agreement, Jinchuan purchased, in March 2007, 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18 million, and exercised the related warrants for another $18 million in November 2007.

The Company had no material commitments for capital expenditures as of March 31, 2008. The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Management believes the Company has sufficient capital resources to complete its planned objectives for the current year. The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise adequate financing from lenders, shareholders and other investors.

1.9	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited consolidated financial statements.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
8

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2008, the conversion rate was $5.14 per Taseko Share. These arrangements are more fully described in the notes to the audited consolidated financial statements.

1.10	Transactions with Related Parties

Details of transactions with related parties during the year ended March 31, 2008, are presented in note 7 of the unaudited interim consolidated financial statements.

1.11	Proposed Transactions

There are no material proposed transactions being considered by the Board of Directors.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

Refer to note 2 of the unaudited interim consolidated financial statements.

1.14	Financial Instruments and Other Instruments

Refer to note 6 of the unaudited interim consolidated financial statements.

1.16	Other MD&A Requirements

1.16.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs;

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
9

Not applicable.

(d)	general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d); None.

1.16.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at May 26, 2008, the date of this MD&A.

		Exercise
	Expiry date	price	Number	Number
Common shares				129,053,041

Share purchase options	December 15, 2008	$2.10	40,000
	December 21, 2008	$1.21	136,607
	February 27, 2009	$1.61	50,000
	April 30, 2009	$2.01	1,242,500
	November 30, 2009	$1.61	250,000
	September 30, 2010	$1.68	138,000
	February 28, 2011	$1.61	2,900,000
	February 28, 2011	$1.68	350,000
	May 2, 2011	$1.32	4,672,333
	February 28, 2012	$2.01	1,333,333
				11,112,773

Warrants
	December 15, 2008	$1.59	1,000,000
	February 14, 2009	$1.59	500,000
				1,500,000

1.16.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
10

There have been no significant changes in internal controls over financial reporting during the quarter ended March 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.16.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended March 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its last evaluation.